SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number 33-96046

                         AMERICAN SAFETY RAZOR COMPANY
            (Exact name of registrant as specified in its charter)

             240 Cedar Knolls Road, Suite 401, Cedar Knolls, New Jersey 07927
                                (973)753 - 3000
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 9 7/8% Series B Senior Notes, due August 2005
           (Title of each class of securities covered by this Form)


(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)  [ ]       Rule 12h-3(b)(1)(i)  [ ]
           Rule 12g-4(a)(1)(ii) [ ]       Rule 12h-3(b)(1)(ii) [ ]
           Rule 12g-4(a)(2)(i)  [ ]       Rule 12h-3(b)(2)(i)  [ ]
           Rule 12g-4(a)(2)(ii) [ ]       Rule 12h-3(b)(2)(ii) [ ]
                                          Rule 15d-6           [X]

See Exhibit A for additional explanation

Approximate number of holders of record as of the certification or notice date:  14

Pursuant to the requirements of the Securities and Exchange Act of 1934 American Safety Razor Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                              American Safety Razor Company


Date: April 12, 2002          By: /s/
                                  --------------------------------
                                  Name: J. Andrew Bolt
                                  Title: Senior Vice President and
                                         Chief Financial Officer

Exhibit A

         Since July 1, 1999 when RSA Acquisition Corporation, an affiliate of J.W. Childs Equity Partners II, L.P., completed a merger pursuant to which RSA Acquisition Corporation acquired the remaining shares of American Safety Razor Company (the "Company"), each class of the Company's securities have been held by fewer than three hundred persons. Pursuant to Section 15(d) of the Securities Exchange Act, the obligation of an issuer to file periodic reports pursuant to Section 15(d) generally will be automatically suspended for any fiscal year in which, at the beginning of the issuer's fiscal year, each class of the issuer's securities are held by fewer than three hundred persons. Consequently, the Company has been voluntarily filing periodic reports with the Securities and Exchange Commission for fiscal year 2000 and for the first three quarters of fiscal year 2001.

         In a Form 12b-25 filing made with the Securities and Exchange Commission on March 29, 2002, the Company noted that it intended to file its Annual Report on Form 10-K for fiscal year 2001 by April 13, 2002. Because
Section 15(d) of the Securities Exchange Act does not impose on the Company the obligation to file its Annual Report on Form 10-K for fiscal year 2001, the Company no longer intends to file the Annual Report on Form 10-K for fiscal year 2001 or subsequent periodic reports under Section 15(d) unless it becomes subject to the periodic reporting requirements of Section 15(d) in the future.